SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Customer Service Stats for APRIL

Ryanair, Europe's largest low fares airline, today (5th June 09) released its customer service statistics for April.  Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair delivers Europe's best customer service.

•	92% of Ryanair's 32,000+ flights during April arrived on time.
•	Ryanair received less than 1 (0.98) complaints per 1,000 passengers.
•	Ryanair received less than 1 (0.38) mislaid bag claim per 1,000 passengers.

CUSTOMER SERVICE STATISTICS MARCH	2008	2009
On-time flights	90%	92%
Complaints per 1,000 pax	0.30	0.98
Baggage complaints per 1,000 pax	0.67	0.38
Complaints answered with 7 days	99%	99%

•	Ryanair is the No.1 on-time airline beating Easyjet every week since 2003;
•	Ryanair is Europe's only airline to guarantee both the lowest fares and 'no fuel surcharges ever';
•	Ryanair is also Europe's most environmentally efficient airline, operating Europe's youngest, most fuel efficient fleet.

* EasyJet has not published its on time performance since 27 April 2009

Ends.                                           Friday, 5th June 2009

For further information:

Stephen McNamara                    Pauline McAlester

Ryanair                                        Murray Consultants

Tel: 00 353 1 812 1271                Tel: 00 353 1 4980 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  05 June 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary